UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Agenus Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00847G705

(CUSIP Number)

February 14, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00847G705		13G (Amendment No. 1)

1.	Names of Reporting Persons Incyte Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,763,968*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 17,763,968*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,763,968

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.1%*

12.	Type of Reporting Person (See Instructions) CO

*See footnotes to Item 4 below.

CUSIP No. 00847G705	13G (Amendment No. 1)

Item 1 (a)	Name of Issuer: Agenus Inc. (“Agenus”)
Item 1 (b)	Address of Issuer’s Principal Executive Offices: 3 Forbes Road Lexington, MA 02421

Item 2 (a)	Name of Person Filing: Incyte Corporation (“Incyte”)
Item 2 (b)	Address of the Principal Business Office or, if none, Residence: 1801 Augustine Cut-Off, Wilmington, DE 19803
Item 2 (c)	Citizenship: Delaware
Item 2 (d)	Title of Class of Securities: common stock, $0.01 par value per share (“Common Stock”)
Item 2 (e)	CUSIP Number: 00847G705

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
(a) Amount beneficially owned: 17,763,968 shares
(b) Percent of class: 18.1%(1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 17,763,968 shares (2)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 17,763,968 shares (2)
(iv) Shared power to dispose or to direct the disposition of: 0

CUSIP No. 00847G705	13G (Amendment No. 1)

(1)   The ownership percentage of Incyte has been calculated on the basis of 88,308,400 shares of Common Stock outstanding, as provided by Agenus to Incyte on February 13, 2017.

(2)   Under the Stock Purchase Agreement dated as of February 14, 2017 between Incyte and Agenus (the “Purchase Agreement”) pursuant to which Incyte acquired 10,000,000 (the “Shares”) of the shares of Common Stock listed in response to (a) of this Item, Incyte has agreed, subject to limited exceptions, not to dispose of any of the Shares during the 12 month period beginning on the date of the Purchase Agreement and to vote the Shares in accordance with the recommendations of the Agenus board of directors in connection with certain equity incentive plan or compensation matters during the 18 month period beginning on the date of the Purchase Agreement. Further, under a License, Development and Commercialization Agreement dated as of January 9, 2015, as amended, among Incyte, a wholly-owned subsidiary thereof, Agenus and a wholly-owned subsidiary of Agenus, the Incyte entities have agreed to certain standstill provisions.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 00847G705	13G (Amendment No. 1)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2017

INCYTE CORPORATION

By:	/s/ Eric H. Siegel
Eric H. Siegel
Executive Vice President and
General Counsel